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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                            The Asia Pacifc Fund, Inc
                            -------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    044901106
                                    ---------
                                 (CUSIP Number)

                                 Clayton Gillece
            c/o City of London Investment Management Company Limited
                     10 Eastcheap, London EC3M ILX, England
                                +44 207 711 0771
                                ----------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 21, 2002
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / X /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                         (Continued on following pages)

                              (Page 1 of 11 Pages)
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CUSIP NO. 044901106                   13D                          PAGE 2 of 11
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--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               City of London Investment Group PLC, a company incorporated under the laws of England and Wales.
-------------- -----------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (A) |_|
                                                                 (B) |_|
-------------- -----------------------------------------------------------------

      3        SEC USE ONLY

-------------- -----------------------------------------------------------------

      4        SOURCE OF FUNDS*

               OO
-------------- -----------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(D) OR 2(E)
                                                                     |_|
-------------- -----------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               England and Wales
--------------------------------------------------------------------------------

        NUMBER OF             7     SOLE VOTING POWER
          SHARES                    1,224,291
       BENEFICIALLY         ------- --------------------------------------------
         OWNED BY
           EACH               8     SHARED VOTING POWER
        REPORTING                   0
          PERSON            ------- --------------------------------------------
           WITH
                              9     SOLE DISPOSITIVE POWER

                                    1,224,291
                            ------- --------------------------------------------

                              10    SHARED DISPOSITIVE POWER
                                    0
--------------------------------------------------------------------------------

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,224,291
-------------- -----------------------------------------------------------------

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES
                                                                     |_|
-------------- -----------------------------------------------------------------

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               8.9%
-------------- -----------------------------------------------------------------

     14        TYPE OF REPORTING PERSON*

               HC
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                              (Page 2 of 11 Pages)
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CUSIP NO. 044901106                   13D                          PAGE 3 of 11
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--------------------------------------------------------------------------------

      1        NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               City of London Investment Management Company Limited, a company incorporated under the laws of England and Wales.
-------------- -----------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (A) |_|
                                                                 (B) |_|
-------------- -----------------------------------------------------------------

      3        SEC USE ONLY

-------------- -----------------------------------------------------------------

      4        SOURCE OF FUNDS

               WC
-------------- -----------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                     |_|
-------------- -----------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               England and Wales
--------------------------------------------------------------------------------

        NUMBER OF             7     SOLE VOTING POWER
          SHARES                    1,224,291
       BENEFICIALLY
         OWNED BY           ------- --------------------------------------------
           EACH
        REPORTING             8     SHARED VOTING POWER
          PERSON                    0
           WITH             ------- --------------------------------------------

                              9     SOLE DISPOSITIVE POWER

                                    1,224,291
                            ------- --------------------------------------------

                              10    SHARED DISPOSITIVE POWER
                                    0
--------------------------------------------------------------------------------

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,224,291
-------------- -----------------------------------------------------------------

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAI
               SHARES
                                                                     |_|
-------------- -----------------------------------------------------------------

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               8.9%
-------------- -----------------------------------------------------------------

     14        TYPE OF REPORTING PERSON*

               IA
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                              (Page 3 of 11 Pages)
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CUSIP NO. 044901106                   13D                          PAGE 4 of 11
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NOTE:              In connection with its usual year-end filings, on February
                   12, 2002 City of London Investment Management Company Limited inadvertently filed a Schedule 13G with respect to its holdings in The Asia Pacific Fund, Inc. That filing was made in error and was not intended to reflect a change in any of the purposes with which the Reporting Persons identified therein hold their equity interests in The Asia Pacific Fund, Inc. Accordingly, this Schedule 13D is being filed to, among other things, reassert the contents of Item 4 of such previously filed Schedule 13D.

ITEM 1.            SECURITY AND ISSUER.

                   This statement relates to the shares of common stock, par value $.01 per share (the "Shares"), of The Asia Pacific Fund, Inc., a Maryland corporation (the "Fund"). The principal executive offices of the Fund are located at Gateway Center Three, Newark, New Jersey 07102-4077.

ITEM 2.            IDENTITY AND BACKGROUND.

                   (a), (b) and (c). This statement is being filed by City of London Investment Group PLC ("CLIG") and City of London Investment Management Company Limited ("CLIM," and together with CLIG, the "Reporting Persons").

                   The principal business of CLIG is serving as the parent holding company for the City of London group of companies, including CLIM. The business address and principal executive offices of CLIG are 10 Eastcheap, London EC3M ILX, England. The directors and executive officers of CLIG, their business addresses and present principal occupation or employment are set forth on Annex A attached to this Schedule 13D.

                   CLIM is an emerging markets fund manager which specializes in investing in closed-end investment companies and is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940. CLIM is controlled by CLIG. CLIM is principally engaged in the business of providing investment advisory services to various public and private investment funds, including The Emerging World Fund ("EWF"), a Dublin, Ireland-listed open-ended investment company, Global Emerging Markets Country Fund ("GEM"), a private investment fund organized as a Delaware business trust, Investable Emerging Markets Country Fund ("IEM"), a private investment fund organized as a Delaware business trust, MP Emerging Markets Country Fund ("MPEM"), a private investment fund organized as a Delaware business trust, and GFM (Institutional) Emerging Markets Country Fund ("GFM"), an open-ended fund organized under the laws of the Province of Ontario (EWF, GEM, IEM, MPEM and GFM are referred to herein collectively as the "City of London Funds"). The business address and principal executive offices of CLIM are 10 Eastcheap, London EC3M ILX, England. The directors and executive officers of CLIM, their business addresses and present principal occupation or employment are set forth on Annex A attached to this Schedule 13D.

                   The Shares to which this Schedule 13D relates are owned directly by the City of London Funds.

                              (Page 4 of 11 Pages)
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CUSIP NO. 044901106                   13D                          PAGE 5 of 11
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                   (d) and (e). During the last five years, none of the
                   Reporting Persons or, to the knowledge or belief of the Reporting Persons, none of the natural persons identified in this Item 2, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanours), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

                   (f). Each of the Reporting Persons is a company incorporated under the laws of England and Wales. Each natural person identified in this Item 2 is a citizen of Great Britain.

ITEM 3.            SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                   Beneficial ownership of the Shares to which this statement relates was acquired by the Reporting Persons with invested capital of the City of London Funds.

                   The aggregate purchase price of the 1,224,291 Shares beneficially owned by the Reporting Persons was $10,094,469, inclusive of brokerage commissions.

                   The aggregate purchase price of the 58,358 Shares beneficially owned by EWF was $423,119, inclusive of brokerage commissions.

                   The aggregate purchase price of the 348,020 Shares beneficially owned by GEM was $2,916,442, inclusive of brokerage commissions.

                   The aggregate purchase price of the 355,620 Shares beneficially owned by IEM was $3,048,164, inclusive of brokerage commissions.

                   The aggregate purchase price of the 388,318 Shares beneficially owned by MPEM was $3,144,886, inclusive of brokerage commissions.

                   The aggregate purchase price of the 72,975 Shares beneficially owned by GFM was $561,859, inclusive of brokerage commissions.

ITEM 4.            PURPOSE OF TRANSACTION.

                   From time to time, the Reporting Persons have acquired beneficial ownership of Shares in the ordinary course of business for investment purposes and have held Shares in such capacity. The Reporting Persons have owned Shares of the Fund since December 1998.

                   Pursuant to a letter dated November 20, 2001 (a copy of which is attached as an exhibit to this Schedule 13D), CLIM expressed to the Chairman of the Fund its views concerning the lack of commitment of the Fund's management and Board of Directors to address and take meaningful actions to reduce the substantial and persistent discount to net asset value

                              (Page 5 of 11 Pages)
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CUSIP NO. 044901106                   13D                          PAGE 6 of 11
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                   ("NAV") at which the Fund's shares trade. That letter
                   followed CLIM's previous letter to the Chairman of the Fund dated August 7, 2001 (a copy of which is also attached as an exhibit to this Schedule 13D) in which CLIM expressed its views concerning the substantial and persistent discount to NAV at which the shares were trading as well as its views with respect to the various proposals that were submitted to a vote of the Fund's shareholders at the Fund's 2001 annual meeting of shareholders. However, to date, the Reporting Persons believe that management of the Fund and the Board have not indicated a willingness to follow the Reporting Persons' suggestions or recommendations.

                   The Reporting Persons believe that the Fund and its Board have not been fully committed to eliminating or permanently reducing the discount to NAV at which the Fund's shares trade and to enhancing value for the shareholders of the Fund. Given the persistence of the substantial discount to NAV, the Reporting Persons do not believe that it is appropriate for the Board to be relying on the markets and small self-tender offers for a solution. Instead, the Reporting Persons believe that a proper solution requires a significantly more active policy on the matter than that put in place by the Board. In addition, the Reporting Persons believe that establishing a threshold for conducting minor self-tenders at a discount to NAV of 15% is a statement by the Board that it believes that a persistent discount of just under 15% is acceptable to the shareholders.

                   In its November 20, 2001 letter to the Chairman of the Board, CLIM also expressed its concern as a shareholder of the Fund over the Board's unwillingness to listen to the views of shareholders and shareholder sentiment. In this regard, the Fund has not undertaken any of the actions proposed and approved by shareholders at the last two annual meetings.

                   The Reporting Persons believe that management and the Board should now openly and publicly commit to the shareholders to address the substantial and persistent discount to NAV and to enhance shareholder value through whatever means necessary, with no prejudice for or against any option (e.g., open-ending (including by way of merger), substantial tender, liquidation, conversion to interval status, conversion to an index-based exchange-traded fund (or, if permissible, an actively managed ETF), termination of the investment management agreement, etc.). Furthermore, the Reporting Persons would consider supporting shareholder proposals aimed at addressing, in a more meaningful manner, the Fund's discount to NAV and enhancing shareholder value. Such proposals might include, but are not necessarily limited to, an opposing slate of directors who would be committed to addressing the discount and any of the actions described above. The Reporting Persons also may consider submitting nominees for election as directors or a shareholder proposal for consideration at the next meeting of shareholders of the Fund.

                   In addition to the foregoing, the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to their investments in the Fund, and the Reporting Persons reserve the right, subject to applicable law, (i) to hold their Shares as passive investors or as active investors (whether or not as members of a "group" with other beneficial owners of Shares or otherwise), (ii) to acquire beneficial ownership of additional Shares in the open market, in privately negotiated transactions or

                              (Page 6 of 11 Pages)
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CUSIP NO. 044901106                   13D                          PAGE 7 of 11
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                   otherwise, (iii) to dispose of all or part of their holdings of Shares, (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of this Schedule 13D, or (v) to change their intentions with respect to any or all of the matters referred to in this Item 4. The Reporting Persons' decisions and actions with respect to such possibilities will depend upon a number of factors, including, but not limited to, the actions of the Fund, market activity in the Shares, an evaluation of the Fund and its prospects, general market and economic conditions, conditions specifically affecting the Reporting Persons and other factors which the Reporting Persons may deem relevant to their investment decisions.

                   Except as set forth herein, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares. Except as set forth herein, no Reporting Person has any present plan or proposal that would result in or relate to any of the transactions required to be described in Item 4 of Schedule 13D.


ITEM 5.            INTERESTS IN SECURITIES OF THE ISSUER.

                   (a) and (b). As of February 14, 2002, EWF, GEM, IEM, MPEM and GFM owned directly 58,358, 348,020, 356,620, 388,318 and
                   72,975 Shares, respectively, representing approximately 0.42%, 2.52%, 2.59%, 2.82% and 0.53%, respectively, of the
                   13,792,096 Shares outstanding immediately after giving effect to the Fund's self tender offer (the "Tender Offer"), which was consummated on December 14, 2001. The number of Shares indicated in the preceding sentence as being outstanding immediately after giving effect to the Tender Offer is based upon information contained in the Fund's press releases dated December 10, 2001 and December 14, 2001, which were filed as exhibits to amendments to the Fund's Schedule TO.

                   As of February 14, 2002, CLIG, through its control of CLIM, had sole voting and dispositive power with respect to all 1,224,291 Shares owned directly by the City of London Funds, representing approximately 8.9% of the of the 13,792,096 Shares outstanding immediately after giving effect to the Tender Offer. The number of Shares indicated in the preceding sentence as being outstanding immediately after giving effect to the Tender Offer is based upon information contained in the Fund's press releases dated December 10, 2001 and December 14, 2001.

                   As of February 14, 2002, CLIM, in its capacity as investment adviser to the City of London Funds, had sole voting and dispositive power with respect to all 1,224,291 Shares owned directly by the City of London Funds, representing approximately 8.9% of the of the 13,792,096 Shares outstanding immediately after giving effect to the Tender Offer. The number of Shares indicated in the preceding sentence as being outstanding immediately after giving effect to the Tender Offer is based upon information contained in the Fund's press releases dated December 10, 2001 and December 14, 2001.

                              (Page 7 of 11 Pages)
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CUSIP NO. 044901106                   13D                          PAGE 8 of 11
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                   (c). Information with respect to all transactions in the
                   Shares beneficially owned by the Reporting Persons that were effected during the past 60 days is set forth in Annex B to this Schedule 13D.

                   (d).  None

                   (e).  Not Applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                   Except as set forth in Item 4 of this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Fund, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.


ITEM 7.            MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1 Letter from CLIM to the Fund, dated August 7, 2001. (Incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons on November 28, 2001 with respect to the Fund.)


Exhibit 99.2 Letter from CLIM to the Fund, dated November 20, 2001. (Incorporated by reference to Exhibit 99.2 to the Schedule 13D filed by the Reporting Persons on November 28, 2001 with respect to the Fund.)

                              (Page 8 of 11 Pages)
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CUSIP NO. 044901106                   13D                          PAGE 9 of 11
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 21, 2002


                                CITY OF LONDON INVESTMENT GROUP PLC

                                /s/ Douglas F. Allison
                                -------------------------------------
                                Name: Douglas F. Allison
                                Title: Finance Director



                                CITY OF LONDON INVESTMENT MANAGEMENT
                                COMPANY LIMITED

                                /s/ Clayton Gillece
                                -------------------------------------
                                Name: Clayton Gillece
                                Title: Director


                              (Page 9 of 11 Pages)
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CUSIP NO. 044901106                   13D                          PAGE 10 of 11
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                                     ANNEX A

                        DIRECTORS AND EXECUTIVE OFFICERS

The names of the directors and executive officers of CLIG and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or executive officer is c/o City of London Investment Group PLC, 10 Eastcheap, London EC3M ILX, England.

           Andrew Davison                       Chairman
           Barry Olliff                         Chief Executive Officer
           Douglas Allison                      Finance Director
           Peter O'Sullivan                     Compliance Director
           Omar Ashur                           Non-Executive Director
           George Robb                          Non-Executive Director

The names of the directors and executive officers of CLIM and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or executive officer is c/o City of London Investment Management Limited, 10 Eastcheap, London EC3M ILX, England.

           Barry Olliff                         Chief Investment Officer
           Douglas Allison                      Finance Director
           Peter O'Sullivan                     Compliance Director
           Mark Dwyer                           Director
           Clayton Gillece                      Director
           Michael Russell                      Director

                              (Page 10 of 11 Pages)
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CUSIP NO. 044901106                   13D                          PAGE 11 of 11
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                                     ANNEX B

                    INFORMATION WITH RESPECT TO TRANSACTIONS
                           IN THE FUND'S COMMON STOCK
                           DURING THE PAST SIXTY DAYS


                      Number of Shares      City of London
                      of Common Stock         Fund which        Price Per Share
      Date          Purchased/(Sold)(1)   Purchased/(Sold)(1)        (US$)
     ------         -------------------   -------------------    -------------
February 6, 2002           8,600                  IEM                 9.05
January 15, 2002          30,000                 MPEM                 8.92
January 14, 2002           5,900                 MPEM                 8.95
January 10, 2002           4,400                 MPEM                 9.0389
December 14, 2001        (18,732)                 EWF                 9.56
December 14, 2001       (111,716)                 GEM                 9.56
December 14, 2001       (111,716)                 IEM                 9.56
December 14, 2001       (111,715)                MPEM                 9.56
December 14, 2001        (23,425)                 GFM                 9.56

------------------

(1) All sales made on December 14, 2001 were made to the Fund in connection with the Tender Offer. All purchases were effected through open market or privately negotiated transactions.


                              (Page 11 of 11 Pages)